October 19, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Att: Mr. Larry Spirgel, Assistant Director, AD 11-Telecommunications

RE: Your Letter of October 13, 2016 - File No. 333-194014

Dear Mr. Spirgel:

Please be advised that we formally request a withdrawal immediately of our Registration Statement on Form S-1 filed on February 18, 2014 with the Commission. Please be advised that WE HAVE NOT SOLD ANY SECURITIES UNDER THIS REGISTRATION STATEMENT.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Michael J. Calise

Michael J. Calise

Chief Executive Officer

Car Charging Group, Inc.

CAR CHARGING Group INC.

1691 MICHIGAN AVE., STE 601 ● MIAMI BEACH, FL 33139

PHONE: 305.521.0200 ● FAX: 305.521.0201

E-MAIL: INFO@CARCHARGING.COM WWW.CARCHARGING.COM